Via Facsimile and U.S. Mail
Mail Stop 4720

August 5, 2009

Mr. William Tay
President
Winrock International, Inc.
P.O. Box 42198
Philadelphia, PA 19101

Re: Winrock International, Inc.
Registration Statement on Form 10-12G, filed June 17, 2009 and Form 10-
12G/A, filed July 28, 2009
File No. 000-53702

Dear Mr. Tay:

        We have completed our review of your registration statement on Form 10-12G and have no further comments at this time.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director